SCRAP FILM LLC

Scrap Film, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited)

Days Ended December 31, 2021

Scrap Film, LLC

Standalone Statement of Changes in Owner's Equity

As of December 31, 2020

Balance as of 8/31/2020	$ -
Net Income	$ -
Balance as of 12/31/2021	$ -

Balance Sheet

SCRAP Film LLC

As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Cash and Bank	
Checking (632)	$95,962.04
Total Cash and Bank	**$95,962.04**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$95,962.04**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$100.00
WeFunder Investment	$422,625.00
Retained Earnings	
Profit between Jan 1, 2021 and Dec 31, 2021	-$326,762.96

Equity

Total Retained Earnings	-$326,762.96
Total Equity	**$95,962.04**

Profit and Loss

SCRAP Film LLC

Date Range: Jan 01, 2020 to Dec 31, 2021

ACCOUNTS	Jan 01, 2020 to Dec 31, 2021
Income	
Donation Gift	$2,700.00
Total Income	**$2,700.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$2,700.00**
As a percentage of Total Income	100.00%
Operating Expenses	
Total Operating Expenses	**$329,462.96**
Net Profit	**-$326,762.96**
As a percentage of Total Income	-12,102.33%

Cash Flow

SCRAP Film LLC

Date Range: Jan 01, 2020 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2021
Operating Activities	
Sales	
Donation Gift	$2,700.00
Total Sales	**$2,700.00**
Purchases	
Total Purchases	**-$294,242.82**
Total Payroll	**-$35,220.14**
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$326,762.96**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	
Received from Owner Investment / Drawings	$100.00
Received from WeFunder Investment	$422,625.00
Total Owners and Shareholders	**$422,725.00**
Net Cash from Financing Activities	**$422,725.00**

OVERVIEW

Starting Balance	
Cash on Hand	$0.00
Checking (632)	$0.00
PayPal	$0.00
Total Starting Balance	**$0.00** As of 2020-01-01
Gross Cash Inflow	$440,628.21
Gross Cash Outflow	$344,666.17
Net Cash Change	**$95,962.04**

Ending Balance	
Cash on Hand	$0.00
Checking (632)	$95,962.04
PayPal	$0.00
Total Ending Balance	**$95,962.04** As of 2021-12-31

Scrap Film, LLC
Notes to Standalone Financial Statements
March 19, 2022

Note 1 – Organization and Nature of Activities

Scrap Film, LLC. ("the Company") is formed on August 18th 2020 under the laws of the State of California. The Company will engage in producing, completing, delivering, and marketing the motion picture presently entitled "Scrap".

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our standalone financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The

Company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 – Member's Equity

The Company is a multi-member LLC which is currently owned by its founders at 50% each.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 19, 2022, the date these financial statements were available to be issued. There were no significant events that required recognition or disclosure.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are described as follows:

COVID-19: Since the formation of the Company on August 18, 2020, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our cofounders are considered key personnel. Anything preventing their regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our founders currently play a major role in operations. Should any issues prevent their involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.